Filed Pursuant to Rule 433 of the Securities Act of 1933
Free Writing Prospectus dated November 11, 2026
Relating to the Prospectus Supplement dated September 11, 2026
Registration No. 333-295142

On November 11, 2026, DeFi Development Corp. (the “Company”) made available an episode of its Block Time podcast featuring discussions regarding Solana, digital assets, market developments and the Company's Variable Rate Series C Perpetual Preferred Stock (“CHAD Stock”), including the Company's ongoing offering of shares of CHAD Stock. A transcript of the episode is attached hereto as Exhibit A.

The Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement (including a base prospectus) and a prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference therein or that the Company has filed with the SEC for more complete information about the Company and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC’s website or by visiting www.dfdv.com.

Cautionary Note Regarding Forward-Looking Statements.

This Free Writing Prospectus, the video and the exhibit attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends impacting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. These statements can be identified by words such as "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will" and similar references to future periods. These risks include, but are not limited to, market risks, trends and conditions, and are more fully described in the prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference therein or that the Company has filed with the SEC for more complete information about the Company and this offering.

Exhibit A
Block Time Episode. 2: AI Is Booming, Why Are Tech Stocks and SOL Falling?
[00:00] Cold open (teaser clips from later in the episode)

[00:00] John Han: You take away that if you're not talking with the AI bots more than your family, you're not being productive enough.

[00:05] Parker White: These AIs, like they don't fall victim to a Chinese spy honeypots, right? So like, maybe the people are actually the vulnerability.

[00:15] John Han: Whatever Pete's price was plus $1. I'm doing the prices right guys.

[00:20] Joseph Onorati: Put my phone in a bag and hang it in the shower, stick the voice chat one and don't miss a beat.

[00:28] Parker White: I really just look at the RSI for CHAD and it's pretty darn boring. It doesn't really move.

[00:33] Episode begins

[00:33] Pete: My name is Pete Humiston (“Pete”). I am CMO here at DeFi Development Corp. This is our weekly show where we dive into all things Solana, crypto, AI, and markets, with the intent of giving investors and builders alike our own personal takes. This week I'm joined with none other than my colleagues Joseph Onorati, John Han, and Parker White. We dive into a number of different topics ranging from how AI has profoundly impacted us in our own personal and professional lives, pairing that up against the most recent volatility that we've seen in traditional markets, particularly as it relates to the AI trade, talking a little bit about the recent weakness that we've seen in Solana relative to a lot of the developments that we've seen too. Then we conclude by touching on some of the milestones our preferred equity, CHAD, that has achieved over the past week before finally rounding things out and giving our own personal Solana and Bitcoin price predictions for the next three months. This is an episode you won't wanna miss. Let's get into it.

[01:45] Parker White: It feels like the limitations on all of this stuff are just the limitations we put on it. Like I was literally thinking of the research project that we've been working on. And it's like, oh well, the only reason the AIs can't like reach out to the people just because we just haven't said go email the people and like do the video calls with them. But like it could, it feels like the reasons this isn't growing as fast as it can is literally just because the people are a little nervous.

[02:16] Joseph Onorati: Yeah, I think you're completely right. There's a debate actually on the Masters of Scale podcast that I started listening to yesterday about should you trust AI agents with all your information with one of the founders or a president maybe of Signal are you against, but man, it's especially with the interfaces like with Grok, say where you can connect multiple of the same account to the system. I think this is just like OpenClaw. I think this stuff is super powerful where you can basically automate just huge portions of your life. I'm basically just spending my weekends now every weekend for I don't know how many months now, just like, oh, let me automate another piece of my life. Let me give this thing another level of access. And I mean, it's really incredible. And yeah, on the research project, yeah, I've got a prospect bot that goes out and finds the people to contact. It's got methods for finding the contact information. I've got a Joseph's voice bot that drafts emails in my voice and then just mass sends the cold but customized messages to these people. And as you saw in our previous project, the hit rate on this stuff is incredibly high. It's super successful, which is pretty astonishing.

[03:40] Parker White: And then we talk about security a lot, but these things in many ways are more secure than the people. I mean, the phishing attacks against the people, against me, are getting pretty next level. And oh, by the way, guess what these AIs, like they don't fall victim to Chinese spy honeypots, right? So like, maybe the people are actually the vulnerability.

[04:07] Pete: Yeah, Parker, I like what you said a second ago, right? If AI were to turn off right here, it's akin to the internet turning off maybe a decade ago. And I feel like where AI now is in my day-to-day workflow, workflow, it has the same parallel to a decade ago when I worked on Wall Street or the street, as we like to say internally. Where basically my day to day, the vast majority of my day was spent in Outlook and then to my right was like the Bloomberg terminal and of course I'm picking up phones and turning on talking to people. But like now I could easily find myself spending at least half of the day just in GrokBot and maybe going to Claude or jumping around a few other tools where it's like, I really am able to hook up almost virtually everything professionally and personally and just be the meat layer, as we say, just having all the agents do the work on my behalf and I'm just like the designated command center. So maybe just we're seeing that natural evolution and it's just, it's familiar but different at the same time.

[05:16] Parker White: It's interesting on my workstation I've got two 32 inch monitors right here and right here and then if I spin to my right I've got a 40 inch monitor and I've got that screen shared into a Mac mini and so the Mac mini runs my OpenClaw I've got GrokBot I've got ChatGPT desktop, Claude, and Perplexity desktop all all downloaded and so I've windows split it into five windows along with the OpenClaw like UI and I'll spend a little bit of time like talking to them and they can all hook up to each other and they has its own Gmail account with a folder and so they can share and everything. But I feel like more and more my day is actually just going to be spent at the command center until my whole day is spent at the command center, which is like that's an interesting transition to think about.

[06:11] Pete: My number one bot on GrokBot is called Command Center.

[06:15] John Han: Wait, that's also the name of my bot. Hold up.

[06:17] Pete: We're not all that special. We like to think we're all special. We're all really the same.

[06:24] John Han: To your your guys’ point.
Parker White: To say my proxy.

[06:26] John Han: Yeah, actually that's a perfect segue to your guys point about the meat layer. The meat layer is the bottleneck in all of this. I try to debottleneck myself. So every time one of the bots finishes, it does it like a ping. And so then I know to run over to cater to the bot and make sure it continues the process. And I've been realizing these things called fingers are also bottlenecks. So I've been using more voice as well. So now I just need to get Neuralink and then we'll be in a good spot. So that's, I'm hopefully on the wait list.

[07:02] Parker White: I think you need to be a paraplegic or something to get on the Neuralink wait list. So stay away from, you know, buildings and ATVs and whatever else can paralyze you.

[07:14] John Han: It's like that Johnny Depp movie. I forgot where it was called.

[07:17] Joseph Onorati: And my new productivity hack is to, my kid helped me make this. Put my phone in a bag and hang it in the shower, stick the voice chat one. And you know, you just don't miss a beat. Just right in there with the, the AI is continuing the, the planning. Nice.

[07:36] John Han: It's the key takeaway that if you're not talking with the AI bots more than your family, you're not being productive enough. I think that's the key takeaway.

[07:44] Joseph Onorati: Well, you remember like everybody's probably passed that now.

[07:47] Parker White: Remember 10, 5, 10 years ago when the Bluetooth headsets became a hot thing, right? There's people who were walking around with the headset just always in their ear and they like press the button, whatever. And then sometimes you'd be talking to someone and then they just like start talking to someone else, you know, and yeah, whatever. So I like the Pixel ecosystem and so the Pixel Buds have, I'm sure maybe all of them have this, but they have like a hot key where you just like hold down on one of the buds and it activates Gemini. And so at some point you just always have you know an air pod or whatever it is in your ear and it's just like always listening to your conversation and it can just jump in and like, I don't know, maybe that's better than the phone in the shower.

[08:31] Joseph Onorati: And one of my buddies had a business idea where instead of the AI listening to you like the pocket ads or whatever that I think everybody sees, we have like a necklace that has the AI talk for you instead. So you can just walk up to people and it's like, hello, have you heard about CHAD variable rate perpetual preferred? And then you don't actually have to do the pitch yourself. I love it.

[08:57] Pete: We're so cooked. We're so cooked. Okay, well, riddle me this guys, you know, we just went on about how impactful AI has been in all of use cases, including paper baggie or plastic baggie in the shower and talking to it 24/7 365 whatever. But you know, last Thursday, the market absolutely nuked. Nasdaq notched, I think, a four Sigma move to the downside. So pretty meaningful. Chip stocks had one of the worst days ever. Anthropic is still heading out for its IPO roadshow. What do we make of the AI trade right now?

[09:37] Parker White: All things considered. Look, I think I've kind of dug into this, you know, been sucked into politics more than I'd like to lately against my will. But I've seen some numbers that 40% of the queue is in newly Democrat controlled states, my home state of Texas as well. But that means 60% is not, right? And I think, you know, there's a lot of states out there that are still very pro data center. I think, I mean, look, some of the biggest data center states, I mean, the biggest one is Virginia. Been controlled by Democrats for a long time. And so I think most of these new, you know, Blue states are not going to just come out and crush the data center buildouts. I think states like Tennessee, Florida, Utah, the Dakotas, Wyoming, these guys are open for business as well. I think this is maybe just a little bit of a hiccup that's really exacerbated by a lot of leverage put into the system. I think the offset here is, I mean, energy prices are going down pretty rapidly. So if they can get a deal done in the Middle East and you see oil that 50, 60 bucks, like that's a huge tailwind here. So I'm not nervous, basically.

[11:00] John Han: I'm not nervous as well. Ultimately these companies are real businesses which are built for the long term. Millions of people are using that whether paid or not paid. There's real use cases and we just spent the last few minutes talking about that AI is taking over our lives. So, you know, the real value add to the economy is real. Value add to your lives and time doing more meaningful work is real. I guess the question though is always price. And that's a separate thing, which is especially in short-term drawdowns like this is much more tactical. And like Parker pointed out, I mean, some of these funds were massively levered, you know, some of these pod funds, depending on how you calculate it, you know, lever between 2x, 3x, 5x, some 10x, 12x. So in those kinds of situations where it's not a function of them believing in the narrative or the, or even their own valuation as a function of just getting stopped out due to the prime brokers or their own internal risk officers. It's just a thing that must happen in those scenarios. So I wouldn't say, Oh, the price is down. Therefore the product is bad. The price is down. The product is down.

[12:11] Parker White: Yeah, I agree with that.

[12:14] Pete: One of the more level headed takes I saw that you typically see in instances like this is someone was like, yeah, everything's drawn down, it's gapped down, a few people blown up. But aside from a few headlines suggesting things are changing, nothing has actually changed right here. So you can make a really decent argument that there is a decent discount available to folks who continue to believe that the general trend remains intact. So, typical knee-jerk reaction, excited to see how price action evolves this weekend, particularly into the holidays where, obviously, the market will be a little bit more muted and things will slow down.

[12:57] Parker White: Yeah, I think another point here is on the inflation side, I think affordability come really into focus, right? I mean, both parties are like, yeah, we got to fix affordability. They're going to have two different strategies on how to do that. But everyone's laser focused, like, let's just make life cheaper for the average dude. And I think AI is actually a pretty, I still believe it's a very strong structural deflationary force that's really just been masked by energy prices and to a secondary degree tariffs, but really mostly been masked by energy prices surging. And I think once that subsides, you know, once the water recedes here, the tide goes out, you're going to see that actually there's just been this slow build of deflationary forces that have been masked. And once that the inflationary force is removed, I think people will realize this is a key solve to the affordability problem at which point both sides of the aisle will embrace it. And you know, we'll You'll kind of have to work around the marketing of it, but I think that's also a solvable problem.

[14:07] John Han: Just adding another finer point or some additional analysis that may be relevant for our listeners here regarding the tech rotation, if you will. So I was reading some Deutsche Bank research and they had some really interesting analysis. So basically their input or analysis showed that basically there's been five rotations into tech and then five away from tech over the past two and a half years. So that happens quite often actually. So I'm going to call them mini bull markets and mini bear markets. So what's interesting is based on this analysis, the average bottom to top is 82 calendar days, so about three months. So that's how long this mini bull market lasts based on their analysis. And during those market periods, tech outperformed the broader market, non-tech market by 38%. So pretty meaningful outflow I would say. And then in the mini bear markets from top to bottom it was 67 days and Tech fell more than non-tech by about 17 percent So if we think about it as like waves of outperformance or underperformance of tech relative to the non-tech parts of the sector I mean this actually makes perfect sense why this should be happening I mean just taking a step back like why does this even happen in the first place? It's because everyone gets super excited in when the markets are cheap gradually more and more people get excited And then everyone buys the thing way too many people buy the thing at any price And then the thing runs out of incremental buyers for these mini bull markets And then a lot of people are leveraged everything kind of delevers on the way down whether quickly or or Slightly slower, but still it seems like around two months or less And then it goes back down again relative to the broader market So, I mean, it's kind of a tale as old as time. People get excited, people get scared, people get excited again, people get scared, and it just seems to be happening on a quarterly basis now.

[16:02] Parker White: Yeah, and I think another, sorry, Pete, we're just running rough shot over any kind of agenda you had here. You know, I think another interesting piece that a lot of, I'd say, normal investors are not fully appreciating is what the AI enables, right? So the internet enabled so many things. Crypto has enabled a lot of things, but the pace of like next generation enablement, enablement is accelerating, right? So it took the internet seven years before it was really impacting people's lives and crypto for some people it took whatever, it's five years and now it's like increasingly that pace is getting faster and faster. So we look at an area like robotics and you know, we joke around, John's joking around about his fingers being the, you know, the bottleneck at this point. And like, I know personally, a lot of the remaining bottleneck in my life is just like the human stuff. Baby needs a bottle or go get the groceries or clean this thing up or like fix the tail light on my truck or whatever. I mean, like that's the next bottleneck. And that also, I think, brings a lot of efficiencies and deflationary pressures into the economy. And I think that area is really just starting to pick up and accelerate. And obviously it's entirely enabled by AI and all the data center infrastructure, all the LLMs, like they're all critical to making this stuff work. So yeah, I think we're like just still very early days in terms of this technology being fully monetized.

[17:43] Pete: Cool. Well, switching gears, we talked about it a second ago. Looking at equities, nothing really has changed over the past week, besides from price. Could really much say the same thing for Sol, right? Sol's trading around about $80, $82, as of the time of recording. It's taken quite a bit of a tumble, you know, you could argue over the past month or so, and especially over the past week. Yet the headlines just continue to be pretty damn bullish. You know, some of the more notable things that I saw over the past week was formation, which is a startup between Loopscale and Orca, a DeFi startup. They came to the SEC and said, hey, we wanna run the first tokenized stock venue on Solana. We also saw European asset manager, Schroders. They also put their first tokenized fund on chain. God, even Samsung put USDC on Solana in front of 82 million Galaxy phones. And again, like the stats on chain stats for Solana just continue to be really bullish. Solana apps out earned every other chain for the ninth straight week. Stable coin card spending hit a record. What's the read here, guys? I mean, are you feeling like as Sol as good of a discount right here as I am all things considered?

[19:03] Joseph Onorati: Yeah, Sol's around 85, Solana apps, I don't know, out and every other chain for the ninth straight week, like you just said. I mean, prices, I don't know, like a vote for sentiment. And, you know, we're seeing usage here, not sentiment. And I think, you know, the price is like a short-term situation, but in the long-term, I want to be positioned where the usage is not based on the price.

[19:36] John Han: Yeah. The the chain has to be useful for the price to sustain for a long period of time. A meme coin can have a fantastic price situation for a very short period of time. It will not be useful next week, nor is it useful right now, frankly, but it will definitely not be useful next week. So the way I think about it is, you know, RWA is obviously a huge part of the story for Solana. And just thinking about how many people, how many businesses are actually building on RWA and why. You know, right now it looks like there's 10 to 15 and there's lots of different ways that they're trying to tokenize stocks, for instance. So some are synthetic, some are warehoused, some are vaults, some don't have dividends, some do have dividends. And they're being built by lots of different companies, right? Crypto exchanges, TradFi exchanges, TradFi and crypto exchanges together, infrastructure only providers. So you really see a tremendous amount of people not just within one specific part of the ecosystem or the TradFi or crypto ecosystem, but lots of different people saying, okay, this makes sense from a technology perspective. But even more importantly than a technology perspective is the product market fit perspective. So if you look at tokenized stocks, there's a few billion dollars of this stuff already. And this is before many of the large players have even really entered the market. So this is a pretty good indicator that technology is not a bottleneck, nor is product demand. What is a bottleneck right now is actually on the issuer side. So ICE and OKX are launching kind of their own version of the tokenized stock. ICE is obviously very important for this because they own New York stock exchange. So right now it looks like they're trying to start with around 62 companies. The bad news is that 90% of those companies, Apple, possibly NVIDIA and a few others, have said, hey, maybe don't tokenize our stocks. Obviously they have that relationship with New York Stock Exchange. So it's more meaningful than a token-only version. So really, I think that the bottleneck is actually on just understanding and seeing how this plays out. I think how this plays out, actually over the next six to 12 months, is that as more of these tokenized stocks and securities go on chain and they create a lot of value in terms of transparency, price discovery over the weekend, overnight, all that good stuff, then these issuers will say, hey, this is really valuable. This adds a lot of value to our investors, it broadens our investor base, et cetera, and then they'll be more willing to do this. But right now a lot of these companies which are listed in the US on New York Stock Exchange, et cetera, they're still dipping their toes, or not dipping their toes at all into the space because they're not specialists obviously and that's fully understandable. So I think they're gonna be in a wait and see mode but very quickly over the next six to 12 months I think we'll have a lot more companies actually leaning in to become tokenized which is great for Solana and all the other chains doing this.

[22:39] Parker White: Yeah, on that point I saw a piece kind of tracing the there was an ad in the Wall Street Journal about, you know, hey, don't tokenize your stock, tokenizing your stock is bad. And I can't remember who it was paid for by, but somebody traced the, I think, traced the funding for the ad. So it was like through one NGO, one, you know, nonprofit, and then another nonprofit had donated to that one, and it was two or three hops back. And then, again, I don't know, this is maybe not super verified, but two or three hops back was actually the NASDAQ. They were the ones that, you know, via some of these different hops were funding this ad. And so that's actually really bullish for me because it shows that some of the incumbents are, you know, they're nervous about this and they want it to be stopped because they see it as a threat, right? This is the final, then they fight you stage. And so it's not just happening to Bitcoin, it's happening to, you know, RWA as well. I think that's a really positive development. And I think beyond that, on the Solana front, the powerful thing about Solana is that it is kind of the do everything chain. So it is built for all these narratives, right? Solana really took off in the last bull market because of meme coins. But it also works. Nothing's, I mean, nothing's changed really about Solana. It's improved, right? Across the board. But there was no major pivot. It's just like, okay, well now it also works for RWAs quite well. And it works for DeFi quite well. And it, you know, works for perps pretty well as well. Maybe there's some upgrades to make to make it compete directly with Hyperliquid on the perps front, but like, works pretty well for perps. And so when you have this platform that can do everything, you don't actually have to pick and choose like, okay, we're going to go all in on the RWA narrative. We need the RWA narrative to work. It's like, hey, we're just going to go all in on all the narratives all at the same time. And whichever narrative is working, then that's the one that's driving the value. And so I think that's the really powerful thing about Solana is that it truly does work for everything. And so RWA is the hot thing right now, but you know, in six months, something else might be really catching attention. And when that's happening, you know, I think Solana will be the number one or two chain for that as well. Pete, you're playing Houdini there. What's going on?

[25:09] Pete: Well, I'll throw out some hopium for folks out there looking at the price action of Sol down 35% off the local highs, not to get too in the weeds, you know, technical trading standpoint, but 14-day RSI, which is a pretty good sentiment indicator and historically a good bottom indicator. It is in one of its lowest levels, approaching one of its lowest levels in history. So definitely the charts suggest knee jerk reaction. Solana and the rest of the market did run pretty hot anyways in August and into September. So naturally I should expect to give some back. And I think people are being reminded again of the underlying volatility of these things is high. And hence why we've decided, amongst other reasons, to accumulate a whole lot of Sol here.

[26:00] Parker White: I really just look at the RSI for CHAD and it's pretty darn boring. It doesn't really move. Just saying.

[26:12] Pete: Well, let's get into that, right? We did announce just this past week we passed 2.61 million. Solana continue to accumulate. I think we nine weeks straight as of the time of recording, we're starting to approach the market close. [CHAD] is at par. Some of the other digital credit instruments are struggling to get back there, not too far off, but still struggling nonetheless. Probably can't say too much from what we've seen internally, but certainly very promising. Guys, any kind of additional thoughts or takes here as it relates to CHAD, how we're feeling about it, all that good stuff.

[26:51] Joseph Onorati: Yeah, I think CHAD's doing great. That's a plan's working almost exactly as we hoped it would. We raised up, you know, it was a relatively small issuance. When we came out, you know, launched CHAD, it was the fastest digital credit instrument to par and it's yielding 14% dividends paid every trading day now. And once it reached $10, it's traded with very low volatility around that $10 mark. And the volume relative to the total size of the issuance and context of the similar instruments in the market has been very good. So, you know, DFDV plans to issue additional shares of CHAD at $10 to fuel the strategy of purchasing Solana and growing SOL per share. And to that purpose, CHAD's done an excellent job for us and continues to do so.

[27:58] Parker White: I think the other super cool thing here is with Sol pulling back, and this is the case for all the treasury companies, but with the assets pulling back to the extent that they're able to buy more Sol or more BTC at these prices using their digital credit instruments. I mean, that's fantastic because when BTC returns back to where it was in the 80s or Sol back to $120, that is a significant amount of net Sol per share growth. So when you sell a share of a preferred, you get 10 bucks, you get $100 bucks, whatever it is, and then you go buy BTC or Sol, your net assets per share didn't change. You have have like a $100 with the obligation, now $100 with the asset, and that's out to zero. But when the asset goes up by 30%, you now have $30 extra of assets more than covering your liabilities or your preferred. And so that extra $30 is purely accretive to the assets per share, the net assets per share. And so, buying at, buying Sol at any price is great, but buying at $120 is certainly a lot worse than buying at 80. And so what a fantastic opportunity for DFDV and any of these treasury companies that are able to use a digital credit instrument to buy the dip, essentially. So crypto gods, thank you for the dips to buy. It's been fantastic.

[29:36] John Han: Yeah, Parker. I think you hit the nail on the head. I think, you know, we've been very fortunate to be buying Solana weekly over the past two months late, more than two months actually. So, I mean, to your point, our investors want us to basically continue buying Sol from that perspective to be a levered exposure to Solana, right? When people buy Anthropic stock, they want exposure to AI. When people buy Disney stock, they want exposure to entertainment in retail spending. When people buy DFDV stock, we believe our investors want us to fulfill a mission of providing leverage exposure to Solana and CHAD allows us to really do that. So CHAD's been really incredible for us because we've been able to raise additional capital which is non-dilutive and be able to buy in all weather scenarios. Sometimes the stock goes up, sometimes the common stock goes down and that is impactful to the amount of ATM, if at all, that is able to be raised off the common. Whereas for CHAD, because it's non-dilutive, it is a supercharger or turbocharger that allows us to accrue Solana at a much faster pace than we would have otherwise.

[30:51] Parker White: Yeah, it's funny to me, people say like, oh, well, 14%, it's a really high yield. How are you going to cover that cost of capital? It's like, I don't know, Sol can just go back to where it was like two months ago and there's more than two years worth of dividends covered just from that one move, like that happens in a couple weeks. Not to mention all the staking yields. So if you netted out the staking yields, that'd be like four years or five years of dividend coverage created in a month or two. So, you know, people forget the upside potential of Sol to cover the cost of capital.

[31:24] John Han: Exactly. Exactly. This is the variable rate preferred dividend payment. That obligation is funded by a much more productive asset, which is Solana. And obviously that asset is volatile, but because it is volatile, that's where the opportunity is. And we believe the long-term CAGR of that will be significantly more volatile and therefore more opportunistic, and therefore be able to cover all of the obligations of CHAD and otherwise.

[31:52] Pete: Yeah, if you're right, if you're looking at CHAD, you have to be inherently bullish on Solana to some degree in which case you should view the volatility as nothing but a massive tailwind to your guys' point. Volatility is obviously a double-edged sword, but again, if you do have the conviction of Solana long-term, as we do tremendously, the volatility is a feature, not a bug.

[32:20] John Han: Exactly. Exactly. And then the other side of that coin is the risk management. So if you look at our dividend coverage ratio, I mean, it's absolutely tremendous. Even if you were to model out what happens if Solana was down quite a bit more, the dividend coverage is still tremendous. I think it's probably unparalleled across many other similar types of companies. So we look at this every single day, think about the risk management, think about the opportunities that we have in the market to be raising capital from CHAD and also to be buying Solana. So everything looks very interesting, pretty rosy. Some days rosy, some days not rosy, but we are here for all weathers, right? Like there are, if you think about last year, during the DAT craze, there were a lot of tourist builders. So what I mean by that is a lot of people will start to companies to try to raise capital, get a quick buck and quickly exit. And we've seen that already to be the case with many people that entered the space. We're here forever. We will be building rain or shine. It's what we signed up for. And right now it's about rainy, but at some points it could be more sunny, but we'll still be building brick by brick every single day.

[33:37] Parker White: Well, as any good farmer knows, you need to have your crops, your seeds planted for when the rain and then the sun comes because otherwise nothing's gonna grow.

[33:46] John Han: Amen.

[33:47] Parker White: Get out there and plant your tubers and your potatoes.

[33:52] John Han: Yummy.

[33:53] Pete: All right, guys. Well, before we close out here, I do want to do one last thing. We do this internally for our weekly macro sync. It's one of my favorite things. We like to throw out three-month price targets for Bitcoin. We can do Bitcoin and Solana. We like to revisit from time to time and dunk on one another and maybe give a little bit of praise to whoever was kind of right. That said, three months, Bitcoin, Solana, price target, what are you guys feeling? And I know John's got a very sophisticated strategy to come up with his answer.

[34:31] Parker White: All right. I can go first. Let's see. Bitcoin's at $73,544.33, so in three months, I think Bitcoin is going to be at $73,544. Spot.

[34:46] Joseph Onorati: Is that the same price it is now?

[34:49] Parker White: Yes. Exactly the same price. Depressing.

[34:54] Pete: What about Sol?

[34:55] Parker White: Whatever the Sol price is. The exact same price of Sol.

[34:58] Pete: Wow. I can inject some hopium. I'll do $95K for Bitcoin and then the buck and a quarter for Sol, so $125. Go Joseph.

[35:12] Joseph Onorati: Well, yeah, I'm pretty close to Pete.

[35:18] Parker White: Nice, all right.

[35:19] John Han: Whatever Pete's price was plus $1. I'm doing the prices right guys.

[35:25] Parker White: Damn, all right, okay well.

[35:28] Pete: You heard me here first.

[35:29] John Han: I'm not even sure what the price target was, but whatever Pete's price target was plus $1.

[35:34] Pete: All right. $126 Sol, $95,000 for Bitcoin.

[35:40] John Han: Love it. I feel pretty good about this.

[35:42] Pete: Pressure is on.

[35:44] Parker White: Nice. All right. Well, someone's got to anchor the low side of the range, right?

[35:49] Pete: True. All right, guys. Thanks for coming on by again. Enjoyed this episode of Block Time. And looking forward to the next one.

[35:58] John Han: Thank you.

[35:59] Parker White: Have a nice week.

[36:00] All: See y'all.